SCHEDULE 13G/A
Page 1 of 4
Filing for Fiscal Year 1999

PLYMOUTH RUBBER COMPANY, INC.  CLASS "B"
Cusip # 730026200
AMENDMENT NO.  5

PLYMOUTH RUBBER COMPANY, INC.	 CLASS 'B'
Cusip Number   730026200
Page 2 of 4


1.	NAME OF REPORTING PERSON
S.S.  or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Wilen Management Company,Inc.
		52-1452536

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				(a)
				(b)	**

3.	SEC USE ONLY

4.	CITIZIN OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING
PERSON WITH:

5.  SOLE VOTING POWER
		123,051 Shares

6.  SHARED VOTING POWER
		NONE

7.  SOLE DISPOSITIVE POWER
		123,051 Shares

8.  SHARES DISPOSTIVE POWER
		NONE

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH PERSON

		123,051 Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*

			N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

			9.9%

12.	TYPE OF REPORTING PERSON*

			IA


PLYMOUTH RUBBER COMPANY, INC. CLASS 'B'
Cusip Number   730026200
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Item 1.   Security and Issuer:

This statement relates to the common stock of Plymouth Rubber Company, Inc.
("The Issuer") 104 Revere Street,   Canton, MA  02021.

Item 2.   Identity and Background:

(a)	Name of Person Filing: Wilen Management Company, Inc.

(b)	Address of Principal Business Office:
2360 West Joppa Road, Suite 226
Lutherville, MD  21093

(c)	Citizenship or Place of Organization:   Maryland

(d)	Title of Class of Securities:  Common Stock Class "B"

(e)	CUSIP Number:  730026200


Item 3.:

The Entity Filing is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership:

(a)	Amount Beneficially Owned:  123,051 shares

(b)	Percent of class:  9.9%

(c)	Number of Shares as to which such entity has:
(i)	Sole power to vote or to direct the vote:  123,051 shares
(ii)	Shared power to vote or to direct the vote:  None
(iii)	Sole power to dispose or to direct the disposition of: 123,051 shares.
(iv)	shared power to dispose or to direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class of Securities:
Not Applicable

PLYMOUTH RUBBER COMPANY, INC. CLASS 'B'
Cusip Number   730026200
Page 4 of 4



Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of Subsidiaries which acquired the security being reported on by the Parent Holding Company:

Not Applicable

Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of February, 2000.

_________________________________
Signature


James Wilen, President
Wilen Management Company, Inc.